As filed with the Securities and Exchange Commission on September 3, 2009

United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule TO

Tender Offer Statement Under Section 13(e)(1)

of the Securities Exchange Act of 1934

The Mexico Fund, Inc.

(Name of Subject Company)

The Mexico Fund, Inc.

(Name of Filing Persons (Issuer))

Shares of Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

592835102

(CUSIP Number of Class of Securities)

Lic. Jose Luis Gomez Pimienta

The Mexico Fund, Inc.

1775 I Street, N.W.

Washington, D.C. 20006

Telephone: (202) 261-7941

(Name, Address, and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Sander M. Bieber, Esq.

Dechert LLP

1775 I Street, N.W.

Washington, D.C. 20006

Telephone: (202) 261-3300

Calculation of Filing Fee

Transaction Valuation: $57,241,292.71 (a)	Amount of Filing Fee: $3,194.06 (b)

(a) Estimated for purposes of calculating the amount of the filing fee only. Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the transaction value was calculated by multiplying 2,551,997 shares of Common Stock of The Mexico Fund, Inc. (15% of the total number of shares outstanding on August 28, 2009) by $22.43 (98% of the Net Asset Value per share of $22.88 as of the close of ordinary trading on the New York Stock Exchange on August 28, 2009).

(b) Calculated at $55.80 per $1,000,000 of the Transaction Valuation.

[ ]	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _____________________________________

Form or Registration No.: _____________________________________

Filing Party: _______________________________________________

Date Filed: ________________________________________________

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[    ] going-private transaction subject to Rule 13e-3.

[    ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [    ]

EXPLANATORY NOTE

Copies of the Offer Notice, dated September 3, 2009, and the Letter of Transmittal, among other documents, have been filed by The Mexico Fund, Inc., as Exhibits to this Schedule TO, Tender Offer Statement (the “Schedule”), pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Unless otherwise indicated, all material incorporated herein by reference in response to items or sub-items of this Schedule is incorporated by reference from the corresponding caption in the Offer Notice, including the information provided under those captions.

Item 1. Summary Term Sheet

Reference is hereby made to the Summary Term Sheet of the Offer Notice, which is attached as Exhibit (a)(1)(i) and is incorporated herein by reference.

Item 2. Subject Company Information

(a) The name of the issuer is The Mexico Fund, Inc., a closed-end management investment company organized as a Maryland corporation (the “Fund”). The principal executive offices of the Fund are located at 1775 I Street, N. W., Washington, D.C. 20006. The telephone number is (202) 261-7941.

(b) The title of the subject class of equity securities described in the offer is shares of Common Stock, par value $1.00 per share (the “Shares”). As of August 28, 2009, there were 17,013,315 Shares issued and outstanding.

(c) The principal market in which the Shares are traded is the New York Stock Exchange. For information on the high, low and closing (as of the close of ordinary trading on the New York Stock Exchange on the last day of each of the Fund’s fiscal quarters) net asset values and market prices of the Shares in such principal market for each quarter for the past two fiscal years (as well as the first and second fiscal quarters of 2009), see Section 7, “Price Range of Shares” of the Offer Notice, which is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

(a) The name of the filing person is The Mexico Fund, Inc. (previously defined as the “Fund”), a closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”) and organized as a Maryland corporation. The principal executive offices of the Fund are located at 1775 I Street, N. W., Washington, D.C. 20006. The telephone number is (202) 261-7941. The filing person is the subject company. The members of the Board of Directors of the Fund are as follows: Emilio Carrillo Gamboa (Chairman), Eugenio Clariond Reyes-Retana, José Luis Gómez Pimienta, Claudio X. González, Robert L. Knauss, Jaime Serra Puche and Marc J. Shapiro. Mr. Gómez Pimienta is considered an “interested person” of the Fund, as that term is defined by the 1940 Act, because of his affiliation with Impulsora del Fondo México, S.C., the investment adviser to the Fund.

The executive officers of the Fund are José Luis Gómez Pimienta (President and Chief Executive Officer), Alberto Osorio (Senior Vice President, Treasurer and Chief Financial Officer), Samuel García-Cuéllar (Secretary), Carlos H. Woodworth (Chief Compliance Officer), Eduardo Solano (Vice President of Investor Relations), Alberto Gómez Pimienta (Vice President of Operations) and Sander M. Bieber (Assistant Secretary).

Correspondence to the Directors and executive officers of the Fund should be mailed to 1775 I Street, N.W. Washington, D.C. 20006.

Item 4. Terms of the Transaction

(a) The Fund’s Board of Directors has determined to commence an offer to purchase up to 15%, or 2,551,997 Shares, of the Fund’s issued and outstanding common stock, par value $1.00 per share, at a price equal to 98.00% of the per share net asset value in U.S. Dollars as of the close of regular trading on the New York Stock Exchange on October 5, 2009 or such later date after which the offer is extended, in exchange for a pro-rata portion of each of the securities (other than fixed income securities with maturities of less than one year, securities with transfer restrictions and certain illiquid securities), subject to adjustment for fractional shares and odd lots, and cash held in the Fund’s investment portfolio, upon the terms and subject to the conditions set forth in the enclosed Offer Notice and the related Letter of Transmittal (which together constitute the “Offer”).

A copy of the Offer Notice and the Letter of Transmittal is attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(ii), respectively, each of which is incorporated herein by reference. For more information on the type and amount of consideration offered to stockholders, the scheduled expiration date, extending the Offer and the Fund’s intentions in the event of oversubscription, see Section 1, “Terms of the Offer; Expiration Date” and Section 16, “ Extension of Tender Period; Termination; Amendments” of the Offer Notice. For information on the dates relating to the withdrawal of tendered shares, the procedures for tendering shares and withdrawing shares tendered, and the manner in which shares will be accepted for payment, see Section 2, “Acceptance for Payment and Payment for Shares,” Section 3, “Procedure for Participating in the Offer” and Section 4, “Withdrawal Rights” of the Offer Notice. For information on the federal income tax consequences of the Offer, see Section 3, “Procedures of Participating in the Offer,” Section 10, “Source and Amount of Funds and Effect of the Offer” and Section 14, “Federal Income Tax Consequences of the Offer” of the Offer Notice.

(b) The Fund has been informed that no Directors or officers of the Fund intend to tender shares pursuant to the Offer Notice and, therefore, the Fund does not intend to purchase shares from any Director or officer. However, the Fund has been informed that Impulsora del Fondo México, S.C., the investment adviser to the Fund (and thereby an affiliate of the Fund as defined in Rule 12b-2 under the Exchange Act), does intend to tender shares pursuant to the Offer Notice. As of August 28, 2009, the Fund’s investment adviser owned 164,318 shares of the Fund.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(e) Reference is hereby made to Section 6, “Plans or Proposals of the Fund,” Section 8, “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” and Section 17, “Fees and Expenses of the Fund” of the Offer Notice, which is incorporated herein be reference. Except as set forth herein, the Fund does not know of any agreement, arrangement or understanding, whether or not legally enforceable, between the Fund (including the Fund’s executive officers or Directors, any person controlling the Fund or any officer or director of any corporation or other person ultimately in control of the Fund) and any other person with respect to any securities of the Fund. The foregoing includes, but is not limited to: the transfer or the voting of securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding or proxies, consents or authorizations.

Item 6. Purposes of the Transaction and Plans or Proposals

(a) – (c) Reference is hereby made to Section 5, “Purpose of the Offer,” Section 6, “Plans or Proposals of the Fund” and Section 10, “Source and Amount of Funds and Effect of the Offer” of the Offer Notice, which is incorporated herein by reference. Except as noted therein and herein, the events listed in Item 1006(c) of Regulation M-A are not applicable to the Fund (including the Fund’s executive officers or Directors, any person controlling the Fund or any officer or director of any corporation or other person ultimately in control of the Fund).

Item 7. Source and Amount of Funds or Other Consideration

(a) – (b) Reference is hereby made to Section 10, “Source and Amount of Funds and Effect of the Offer” of the Offer Notice, which is incorporated herein by reference.

(d) Not applicable.

Item 8. Interest in Securities of the Subject Company

(a) – (b) Reference is made to Section 8, “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer Notice, which is incorporated herein by reference. There have not been any transactions in the shares of the Fund that were effected during the past 60 days by the Fund. In addition, based upon the Fund’s records and upon information provided to the Fund by its Directors, executive offices and affiliates (as such term is used in Rule 12b-2 under the Exchange Act), to the best of the Fund’s knowledge, there have not been any transactions involving Shares of the Fund that were effected during the past 60 days by any executive officer or Director of the Fund, any persons controlling the Fund, any executive or director or any corporation or other person ultimately in control of the Fund or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

(a) No persons have been employed, retained or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer.

Item 10. Financial Statements

(a) Financial Information. Reference is hereby made to the financial statements contained in the Fund’s Annual Report for the fiscal years ended October 31, 2008 and October 31, 2007 filed with the Securities and Exchange Commission (the “Commission”) and the information contained in Section 11, “Selected Financial Information,” of the Offer Notice, which is incorporated herein by reference.

(b) Pro Forma Information. Reference is hereby made to the information contained in Section 10, “Source and Amount of Funds; Effect of the Offer” and Section 11, “Selected Financial Information” of the Offer Notice, which is incorporated herein by reference.

Item 11. Additional Information

(a)(1) Reference is hereby made to Section 8, “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer Notice, which is incorporated herein by reference.

(a)(2) – (5) Not applicable.

(b) Reference is hereby made to the Offer Notice, which is incorporated herein by reference.

Item 12. Exhibits

(a)(1)(i)	Offer Notice dated September 3, 2009.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Authorization Instructions.

(a)(1)(vi)	Notice of Guaranteed Delivery.

(a)(1)(vii)	Form of Letter to Stockholders.

(a)(1)(viii)	DTC Delivery Election Form.

(a)(1)(ix)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(x)	Form W-8.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Press Release dated August 31, 2009.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

THE MEXICO FUND, INC.

By:	/s/ José Luis Gómez Pimienta

Name:	José Luis Gómez Pimienta
Title:	President and CEO

Dated: September 3, 2009